# SEC Schedule 13G/A (Amendment No. 25) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHEESECAKE FACTORY INC, CIK 0000887596
CUSIP: 163072101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 26901 Malibu Hills Rd., Calabasas Hills, California (CA), 91301
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000902162

## Reporting persons
- David Overton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,462,516; shared voting power 0; sole dispositive power 3,462,516; shared dispositive power 0; aggregate amount beneficially owned 3,462,516 (6.7% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: CHEESECAKE FACTORY INC
Address of issuer's principal executive offices: 26901 Malibu Hills Rd Calabasas Hills, CA, 91301

## Item 2. Person Filing
Name of person filing: David Overton
Address of principal business office or, if none, residence: 26901 Malibu Hills Rd., Calabasas Hills, CA 91301
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of shares of Common Stock of the Issuer as of March 31, 2025, based upon 51,643,044 shares of Common Stock outstanding as of February 18, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2025.

Mr. Overton is the beneficial owner of 3,462,516 shares of Common Stock, which consist of (i) 273,788 restricted shares of Common Stock held directly by Mr. Overton that have not yet vested, (ii) 3,017,348 shares of Common Stock held by the David M. Overton Family Trust of which Mr. Overton is trustee and (iii) 171,380 shares that he has the right to acquire upon exercise of options to purchase within 60 days of March 31, 2025. Mr. Overton's beneficial stock ownership excludes 60,211 shares held by Mr. Overton's spouse as trustee for the Sheila A. Overton Living Trust and 183,950 shares held by the David M. Overton 2011 Gift Trust UTA dated 11/23/2011 for the benefit of Mr. Overton's son, of which Mr. Overton's spouse is the trustee. Mr. Overton has no voting or dispositive power over such shares and disclaims beneficial ownership thereof.
Percent of class: 6.7
Sole power to vote or to direct the vote: 3,462,516
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,462,516
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David Overton: /s/ David Overton, David Overton, Chairman & CEO, The Cheesecake Factory Incorporated (05/06/2025)